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Exhibit 99.2

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

        In March 2003, we purchased a 57.7% stake in Ukrainian Mobile Communications, or UMC, for $194.2 million. We purchased a 16.3% stake from KPN, a 16.3% stake from Deutsche Telekom, and a 25.0% stake from Ukrtelecom. In June 2003, we purchased an additional 26.0% stake in UMC from Ukrtelecom for $87.6 million pursuant to a call option agreement, which increased our ownership in UMC to 83.7%.

        In November 2002 we entered into a put and call option agreement with TDC for the purchase of its 16.3% stake in UMC. In June 2003, we gave notice to TDC of our intent to exercise the call option. We expect to complete this purchase during August 2003 at the purchase price of approximately $92 million. If this transaction is completed, we will own a 100% stake in UMC.

        The following unaudited pro forma condensed combined financial information give effect to the acquisition of 83.7% of the outstanding voting interest of UMC by MTS and the anticipated exercise of the MTS option to purchase the additional 16.3% of the outstanding voting interest of UMC from TDC, under the purchase method of accounting. This pro forma information is presented for illustrative purposes only. The pro forma adjustments are based upon available information and assumptions that management believes are reasonable. The pro forma condensed combined financial information does not purport to represent what the results of operations or financial position of MTS would actually have been if the acquisition had in fact occurred on the dates specified below, nor do they purport to project the results of operations or financial position of MTS for any future period or as of any date, respectively. See Notes 2 and 10 to the unaudited condensed consolidated financial statements of MTS as of March 31, 2003 for further descriptions of the acquisition of UMC by MTS and the MTS option.

        The following unaudited pro forma condensed combined financial information for the year ended December 31, 2002 is based on the historical financial statements of MTS prepared in accordance with accounting principles generally accepted in the United States of America or U.S. GAAP, and included elsewhere in this document and unaudited management financial information of UMC prepared in accordance with U.S. GAAP and included elsewhere in this document. UMC does not as a matter of course prepare financial statements in accordance with U.S. GAAP; however management has prepared this financial information using the best currently available estimates and judgments, and this financial information presents, to the best of management's knowledge and belief, the financial position of the company as of December 31, 2002 and the results of operations and cash flows for the year then ended in accordance with U.S. GAAP.

        The following unaudited pro forma condensed combined financial information as of and for the three months ended March 31, 2003 is based on the unaudited historical financial statements of MTS prepared in accordance with U.S. GAAP, and included elsewhere in this document and unaudited management financial information of UMC prepared in accordance with U.S. GAAP. UMC does not as a matter of course prepare financial statements in accordance with U.S. GAAP; however management has prepared this financial information using the best currently available estimates and judgments, and this financial information presents, to the best of management's knowledge and belief, the results of operations of the company for the period from January 1, 2003 to February 28, 2003.

        Under the purchase method of accounting, tangible and identifiable intangible assets acquired and liabilities assumed are recorded at their estimated fair values. The estimated fair values and useful lives of assets acquired and liabilities assumed are based on a preliminary valuation and are subject to final valuation adjustments which may result in a revision of the values assigned to some of the acquired tangible and intangible assets and/or their respective estimated useful lives. MTS currently is undertaking a study to determine the allocation of the purchase price to the various assets acquired, including tangible assets, licenses and customer base. Based on currently available information, management of MTS estimates that costs allocated to licenses will be amortized under the straight-line method over the remaining contractual term of the respective licenses of approximately nine to 13 years, while the acquired customer base will be amortized over the estimated average subscriber life of approximately 11 to 47 months.

        The unaudited pro forma condensed combined statement of operations for the year ended December 31, 2002, was prepared by combining MTS' statement of operations for the year ended December 31, 2002 with UMC's statement of operations for the year ended December 31, 2002, giving effect to the purchase of 83.7% and 16.3%, respectively, of the outstanding voting interest of UMC as though it had occurred at January 1, 2002.

        The unaudited pro forma condensed combined statement of operations for the three months ended March 31, 2003, was prepared by combining MTS' statement of operations for the three months ended March 31, 2003 with UMC's statement of operations for the period from January 1, 2003 to February 28, 2003, giving effect to the purchase of 83.7% and 16.3%, respectively, of the outstanding voting interest of UMC as though it had occurred at January 1, 2002.

        The unaudited pro forma condensed combined balance sheet as of March 31, 2003 was prepared by adjusting the historical MTS balance sheet at March 31, 2002, which included the effect of the acquisition of 57.7% of the outstanding voting interest of UMC on March 4, 2003, for the acquisition of the additional 42.3% of the outstanding voting interest, giving effect to the purchase of 83.7% and 16.3%, respectively, of the outstanding voting interest of UMC as though each such purchase had been completed at March 31, 2003.

        The unaudited pro forma condensed combined financial information does not give effect to any restructuring costs or to any potential cost savings or other operating efficiencies that could result from the acquisition.

        You should read the financial information in this section along with MTS' and UMC's unaudited management financial information included elsewhere in this document.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

For the year ended December 31, 2002
(Amounts in thousands of U.S. dollars, except share and per share amounts)

	MTS historical	UMC historical(1)	Pro forma adjustments- acquisition of 83.7%		MTS pro forma combined- 83.7%	Pro forma adjustments- acquisition of an additional 16.3%		MTS pro forma combined- 100%
Net revenues	$1,361,756	$296,398	$(4,538	)(2)	$1,653,616	$—		$1,653,616
Cost of services and products	286,672	68,407	(4,538	)(2)	350,541	—		350,541

Gross profit	1,075,084	227,991	—		1,303,075	—		1,303,075

Operating expenses	229,056	46,087	—		275,143	—		275,143
Selling and marketing expenses	171,977	33,926	—		205,903	—		205,903
Depreciation and amortization	209,680	42,851	28,612	(3)(4)	281,143	5,572	(3)(4)	286,715

Net operating income	464,371	105,127	(28,612)		540,886	(5,572)		535,314

Interest expense	44,389	4,241	27,616	(5)	76,246	8,288	(5)	84,534
Other (income) expense, net	(7,269)	3,273	—		(3,996)	—		(3,996)

Net income before provision for income taxes and minority interest	427,251	97,613	(56,228)		468,636	(13,860)		454,776

Provision for income taxes	110,417	32,424	(8,584	)(6)	134,257	(1,671	)(6)	132,586
Minority interest	39,711	—	10,645	(7)	50,356	(10,645	)(7)	39,711

Net income	$277,123	$65,189	$(58,289)		$284,023	$(1,544)		$282,479

Weighted average number of shares outstanding	1,983,359,507				1,983,359,507			1,983,359,507
Earnings per share, basic and diluted	$0.140				$0.143			$0.142

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

For the three months ended March 31, 2003
(Amounts in thousands of U.S. dollars, except share and per share amounts)

	MTS historical	UMC historical for the period from January 1, 2003 to February 28, 2003(8)	Pro forma adjustments- acquisition of 83.7%		MTS pro forma combined- 83.7%	Pro forma adjustments- acquisition of an additional 16.3%		MTS pro forma combined 100%
Net revenues	$446,095	$56,244	$(1,197	)(2)	$501,142	$(77	)(2)	$501,065
Cost of services and products	82,828	14,670	(802	)(2)	96,696	—		96,696

Gross profit	363,267	41,574	(395)		404,446	(77)		404,369

Operating expenses	80,725	7,131	—		87,856	—		87,856
Selling and marketing expenses	57,736	7,075	—		64,811	—		64,811
Depreciation and amortization	75,190	8,208	6,227	(3)(4)	89,625	1,213	(3)(4)	90,838

Net operating income	149,616	19,160	(6,622)		162,154	(1,290)		160,864

Interest expense	18,812	693	2,195	(5)	21,700	659	(5)	22,359
Other (income) expense, net	(3,724)	1,385	—		(2,339)	—		(2,339)

Net income before provision for income taxes and minority interest	134,528	17,082	(8,817)		142,793	(1,949)		140,844

Provision for income taxes	40,469	7,081	(2,051	)(6)	45,499	(400	)(6)	45,099
Minority interest	13,841		1,005	(7)	14,846	(2,978	)(7)	11,868

Net income	$80,218	$10,001	$(7,771)		$82,448	$1,429		$83,877

Weighted average number of shares outstanding	1,983,359,507				1,983,359,507			1,983,359,507
Earnings per share, basic and diluted	$0.040				$0.041			$0.042

UNAUDITED PRO FORMA CONDENSED BALANCE SHEET

As of March 31, 2003
(Amounts in thousands of U.S. dollars)

	MTS historical	Pro forma adjustments- acquisition of an additional 26.0%		MTS pro forma- combined 83.7%	Pro forma adjustments- acquisition of an additional 16.3%		MTS pro forma- combined- 100%
Current assets	$704,116	$(87,600	)(9)	$616,516	$(85,000	)(9)	$531,516
Property plant and equipment, net	1,649,648	(280	)(3)	1,649,368	(176	)(3)	1,649,192
Licenses and intangible assets, net	641,391	32,936	(4)	674,327	60,436	(4)	734,763
Other assets	71,442			71,442			71,442

Total assets	$3,066,597	$(54,944)		$3,011,653	$(24,740)		$2,986,913

Current liabilities	$564,457	$—		$564,457	$—		$564,457
Long term debt	778,488	—		778,488	—		778,488
Other liabilities	159,720	8,094	(10)	167,814	14,853	(10)	182,667
Minority interest	179,873	(63,038	)(11)	116,835	(39,593	)(11)	77,242
Common stock	50,558			50,558	—		50,558
Additional paid in capital	558,161			558,161	—		558,161
Retained earnings	818,432			818,432	—		818,432
Other	(43,092)			(43,092)	—		(43,092)

Total liabilities and shareholders' equity	$3,066,597	$(54,944)		$3,011,653	$(24,740)		$2,986,913

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

1.
The historical statement of operations information of UMC for the year ended December 31, 2002 is derived from unaudited management financial information of UMC prepared in accordance with U.S. GAAP and included elsewhere in this document. UMC does not as a matter of course prepare financial statements in accordance with U.S. GAAP; however management has prepared this financial information using the best currently available estimates and judgments, and this financial information presents, to the best of management's knowledge and belief, the financial position of the company as of December 31, 2002 and the results of operations of the company for the year then ended.

2.
Adjustments represent the elimination of roaming revenues and the related roaming costs between UMC and MTS for the respective period. In addition, the amount for the three months ended March 31, 2003, includes approximately $0.5 million related to the elimination of certain UMC deferred revenues and the related deferred revenue amortization as part of purchase accounting.

3.
Adjustments relate to the difference between the fair value of UMC tangible assets acquired and their book value at the date of the acquisition and the related depreciation expense. For the purpose of the presentation of the above unaudited pro forma condensed combined financial information, the allocation of the purchase price to tangible assets was performed based on a preliminary purchase price allocation. MTS currently is undertaking a study to determine the final allocation of the purchase price to tangible assets, and as a result of the final allocation, the reported values and/or useful lives of certain fixed assets may change, which will result in a change of the related depreciation expense. See Note 2 to the unaudited condensed consolidated financial statements of MTS as of March 31, 2003. The purchase price used in the preparation of the unaudited combined financial information is based on the minimum exercise price of the MTS call option. See Note 5(ii) for further information.

4.
Adjustments relate to the difference between the purchase price allocated to the intangible assets of UMC and their respective book values at the date of the acquisition and the related amortization expense. For the purpose of the presentation of the above unaudited pro forma condensed combined financial information, the allocation of the purchase price to various identified intangibles, including GSM licenses, acquired customer lists and software was performed based on a preliminary purchase price allocation. MTS is currently undertaking a study to determine the final allocation of the purchase price to those intangible assets, and as a result of the final allocation, the reported values and/or useful lives of certain intangible assets may change, which will result in a change of the related amortization expense. See Note 2 to the unaudited condensed consolidated financial statements as of March 31, 2003. The purchase price used in the preparation of the unaudited combined financial information is based on the minimum exercise price of the MTS call option. See Note 5(ii) for further information.

  GSM licenses are amortized over the remaining contractual life of the respective licenses, which expire on various dates between March 31, 2012 and June 18, 2016. The acquired customer base is amortized over the customers' estimated useful lives of approximately four years.

5.
Adjustments represent the additional interest expense related to debt incurred by MTS to effect the acquisition of UMC. The total purchase price of $368 million was financed by cash raised through the placement of Eurobonds, bearing interest at 9.75% per annum.

  For the purposes of the unaudited condensed combined pro forma financial information, the purchase price, and the related additional indebtedness, has been calculated as if MTS had exercised its call options to buy the additional 26.00% voting interest from Ukrtelecom and the 16.33% voting interest from TDC International on January 1, 2002.

			Purchase price
			(Amounts in thousands of U.S. Dollars)
Purchase of the 25.00% of the outstanding voting interest from Ukrtelecom			$84,200
Purchase of the 16.33% of the outstanding voting interest from KPN			55,000
Purchase of the 16.33% of the outstanding voting interest from Deutsche Telekom			55,000
Acquisition costs			1,438
Exercise of MTS' option to purchase 26.00% of the outstanding voting interest from Ukrtelecom	(i	)	87,600
Exercise of MTS' option to purchase 16.33% of the outstanding voting interest from TDC International	(ii	)	85,000

Total purchase price used in the preparation of the unaudited condensed combined financial information			$368,238

(i)
Represents the exercise price of the MTS call option. As discussed in Note 10 to the unaudited condensed consolidated financial statements as of March 31, 2003, MTS exercised its call option with Ukrtelecom on June 4, 2003.

(ii)
Represents the minimum exercise price of the MTS call option. The actual exercise price of the call option will exceed the amount included in the calculation above by the amount of interest accrued on the minimum exercise price from November 5, 2002 to the date of exercise at 11% per annum. As discussed in Note 10 to the unaudited condensed consolidated financial statements as of March 31, 2003, MTS notified TDC International regarding its intent to exercise its call option on June 25, 2003. Assuming the acquisition is completed in August 2003, MTS estimates that the actual exercise price of its option with TDC International will be approximately $92 million. The completion of the transaction at a price higher than $85 million will result in increased amortization costs and interest expense and lower income taxes.

  In addition, the amount for the three months ended March 31, 2003 includes the elimination of the gain on restructuring of UMC's obligations under unsecured long-term revolving credit facilities with TDC International, Deutsche Telekom and Telki Holding Company BV in conjunction with the acquisition of UMC by MTS.

6.
Adjustments represent the deferred income tax benefit, related to the amortization of acquired intangible assets.

7.
Adjustments relate to the minority interest in earnings of UMC associated with the 16.3% of the outstanding voting interest of UMC.

8.
The historical statement of operations of MTS for the three months ended March 31, 2003 include the results of operations of UMC for the period from March 1, 2003 to March 31, 2003, reflecting the acquisition of 57.7% of the outstanding voting interest of UMC by MTS on March 4, 2003. For the purpose of the presentation of the unaudited pro forma condensed combined financial information, the results of operations of UMC for the period January 1, 2003 to February 28, 2003 were added to the historical statement of operations of MTS.

9.
Adjustment represents the use of cash and sale of short term investments to finance the acquisition of the additional 26.00% and 16.33% of the outstanding voting interest of UMC from Ukrtelecom and TDC International, respectively (see Note 4).

10.
Adjustment represents the additional deferred tax liability, related to the differences between the values of tangible and intangible assets of UMC for tax and accounting purposes.

11.
Adjustment represents the elimination of minority interest, related to 26.0% and 16.3%, respectively of the outstanding voting interest of UMC.

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UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION
UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS For the year ended December 31, 2002 (Amounts in thousands of U.S. dollars, except share and per share amounts)
UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS For the three months ended March 31, 2003 (Amounts in thousands of U.S. dollars, except share and per share amounts)
UNAUDITED PRO FORMA CONDENSED BALANCE SHEET As of March 31, 2003 (Amounts in thousands of U.S. dollars)
NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION